DAILY JOURNAL CORPORATION

915 EAST FIRST STREET

LOS ANGELES, CALIFORNIA 90012

TELEPHONE (213) 229-5300

FACSIMILE (213) 229-5481

April 2, 2015

Lyn Shenk

Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Daily Journal Corporation (the “Company”) Form 10-K for Fiscal Year Ended September 30, 2014 Filed on January 28, 2015 File No. 000-14665

Dear Mr. Shenk:

We are in receipt of your letter dated March 23, 2015 with respect to the above-referenced Form 10-K. For ease of reference, we have set forth your comment and the Company’s response to that comment below.

Item 8. Financial Statements and Supplementary Data

Note 6. Reportable Segments, page 48

1.

We note your response to prior comment 2. While it may be the case that the excess cash generated by the traditional business was used to purchase the marketable securities, the dividend and interest income related to the marketable securities is not earned as a result of your traditional business operations. Accordingly, we reissue our prior comment. Please revise your disclosure in future filings to present dividend and interest income as a separate corporate item or a reconciling item to consolidated pretax income and remove it from the traditional business’s pretax income.

In future filings, the Company will present dividend and interest income as a separate corporate item or a reconciling item to consolidated pretax income, and it will be removed from the traditional business’s pretax income.

* * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding the foregoing to the undersigned at (213) 229-5300.

Sincerely, /s/ Gerald L. Salzman Gerald L. Salzman